UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form SD

Specialized Disclosure Report

Allegheny Technologies Incorporated

(Exact Name of Registrant as Specified in Charter)

Delaware	1-12001	25-1792394
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1000 Six PPG Place, Pittsburgh, Pennsylvania		15222-5479
(Address of Principal Executive Offices)		(Zip Code)

Elliot S. Davis

Senior Vice President, General Counsel,

Chief Compliance Officer and Corporate Secretary

(412) 394-2800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

I. Overview

Allegheny Technologies Incorporated (“ATI”) is one of the largest and most diversified specialty materials and components producers in the world. We use innovative technologies to offer global markets a wide range of specialty materials solutions. Our products include titanium and titanium alloys, nickel-based alloys and superalloys, zirconium and related alloys, advanced powder alloys, stainless and specialty steel alloys, grain-oriented electrical steel, forgings, castings, components, and machining capabilities. Our specialty materials are produced in a wide range of alloys and product forms and are selected for use in applications that demand metals having exceptional hardness, toughness, strength, resistance to heat, corrosion or abrasion, or a combination of these characteristics. We are a fully integrated supplier, from alloy development, to raw materials (for titanium sponge) to melting and hot-working (for other specialty alloy systems), through highly engineered finished components.

We have adopted a conflict minerals policy that is publicly available on our website at www.ATImetals.com at “About ATI – Suppliers”. This Form SD is available at the “Investor Relations” page of our website, www.ATImetals.com.

II. Conflict Minerals Disclosure

Based on ATI’s procedures described below, for products that we manufactured in 2013, ATI has no reason to believe that any tin, tungsten, tantalum or gold not from scrap or recycled sources that are intentionally added and necessary to the functionality or production of our products (“necessary conflict minerals”) originated in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”).

A.	Conflict Minerals Procedures

ATI established a risk-based approach with three main elements that were followed for 2013 production:

1.	Product Risk Assessment:

All ATI business units performed a conflict minerals product risk assessment. This process required a review by qualified employees of material specifications and product requirements to determine which ATI products, in their manufacture, include necessary conflict minerals. This assessment considered all materials that become part of a final product. Each ATI business unit is required to maintain a narrative describing this assessment process and a product risk matrix that lists information about the products that include necessary conflict minerals.

2.	Supplier Risk Assessment

All ATI business units that manufacture products that include necessary conflict minerals performed a supplier risk assessment, which consisted of the identification of (i) all purchased materials that include necessary conflict minerals, and (ii) all suppliers of these materials. This assessment considered all materials that become part of a final product. Once the purchased materials and suppliers were identified, each business unit determined whether the necessary conflict minerals were from scrap or recycled sources. This supplier risk assessment was performed by qualified individuals and included review of applicable material specifications, purchasing records, and other documentation.

Each ATI business unit that performed the supplier risk assessment is required to maintain a narrative describing this assessment process and a supplier risk matrix that lists information about the suppliers and purchased materials.

3.	Reasonable Country of Origin Inquiry (“RCOI”)

Once ATI identified the necessary conflict minerals in our supply chain that were not from scrap or recycled sources, ATI requested a completed EICC / GeSI Conflict Minerals Reporting Template (“GeSI Form” – available at http://www.conflictfreesourcing.org), at the product level, from each supplier of materials containing necessary conflict minerals. In addition, ATI requested that the supplier provide the country(ies) of origin of the necessary conflict minerals with the completed GeSI Form. Letters or statements from suppliers regarding the country(ies) of origin in support of or in place of a GeSI Form were also accepted as deemed appropriate.

All completed GeSI Forms and other responses were reviewed for completeness, consistency of information, and overall reasonableness. Further inquiry and engagement with suppliers was performed as deemed necessary to obtain additional or complete information or clarification.

Additionally, in further support of ATI’s RCOI process, direct/first tier suppliers of materials containing non-scrap/non-recycled necessary conflict minerals were screened using a third party online screening database to determine if there were any “red flags” (such as inclusion on regulatory watch lists/sanction lists or adverse media articles) which could cause us to question any RCOI information provided by the supplier. Supplier screening and resolution of any potential “red flags” were documented as part of the RCOI process. Following this initial screening, suppliers are monitored on an ongoing basis using this screening tool. Any potential supplier “red flags” that are raised in the future will continue to be reviewed and resolved and additional actions will be taken with suppliers as required.

B.	Results of RCOI for 2013

We believe that we have identified all of the products that we manufactured in 2013 that contain necessary conflict minerals and have identified all suppliers that provided us with non-scrap/non-recycled materials containing necessary conflict minerals.

In all cases, these suppliers provided us with a completed GeSI Form or other reasonable response, and appropriate information relating to the country(ies) of origin of the necessary conflict minerals. Furthermore, in accordance with our described RCOI process, any potential “red flags” raised in the suppliers’ responses were investigated and resolved.

As a result, based on the responses from our suppliers, our review of this information and additional investigatory measures taken as needed, as described in Part II.A.3. of this report, ATI has no reason to believe that, in the manufacture of our products in 2013, non-scrap/non-recycled necessary conflict minerals originated in the Covered Countries.

III. Mitigating Conflict Minerals Risk

ATI has taken measures to enhance our procurement controls for purchasing materials that contain necessary conflict minerals, which include enhancing internal awareness at the earliest stages of the supplier on-boarding process, flowing-down conflict minerals requirements to applicable suppliers, and implementing standard purchase terms and conditions to address conflict minerals compliance. In addition, we continue our efforts to improve communications within our supply chain regarding ATI’s conflict minerals policy requirements and our expectations of our suppliers, as set forth on the “About ATI – Suppliers” page of our website, www.ATImetals.com. These measures reflect ATI’s ongoing commitment to full compliance with Section 1502 of the Dodd-Frank Act and supply chain transparency.

Item 1.02 Exhibit

Not required.

Section 2—Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

By:	/s/ Elliot S. Davis	Dated: June 2, 2014
Elliot S. Davis Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary